May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for 			Votes against 		Abstentions
55,212,673		 	2,593,900 			1,622,964

All tabulations rounded to the nearest whole number.